Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-171806

Pricing Supplement GS CLN 1 to the Prospectus dated January 28, 2011 and the
Prospectus Supplement dated January 28, 2011

Royal Bank of Canada
$8,315,000 Buffered Commodity-Linked Notes Due April 15, 2013 (Linked to the ICE Brent Crude Futures Contract, as Traded on ICE Futures Europe)

The notes do not bear interest.  The notes are senior unsecured debt securities issued by Royal Bank of Canada.  The amount that you will be paid on your notes at maturity (April 15, 2013, subject to adjustment) is based on the settlement price of the first or second nearby ICE Brent Crude Futures Contract, as traded on ICE Futures Europe (the "underlier" or the “Brent crude oil contract”), as measured from the trade date (March 7, 2012) to the valuation date (April 8, 2013, subject to adjustment).  The negative return on your notes is not linked to the performance of the underlier on a one-to-one basis and the positive return on your notes is fixed.  If the commodity return (defined below) is less than -15% (the final price is less than the initial price by more than 15%), you would lose a portion of your investment in the notes and may lose your entire investment, depending on the performance of the underlier.  Additionally, the maximum amount you may receive for each $1,000 principal amount of your notes at maturity will be a digital payment of $1,117.50.

To determine your payment at maturity, we will first calculate the percentage increase or decrease in the final price (determined on the valuation date, subject to adjustment) from the initial price ($123.79, which is lower than the settlement price of the first nearby Brent crude oil contract on the trade date, which is $124.12), which we refer to as the commodity return.  The commodity return may reflect a positive return (based on any increase in the price of the underlier over the life of the notes) or a negative return (based on any decrease in the price of the underlier over the life of the notes).  At maturity, for each $1,000 principal amount of your notes:

•
If the commodity return is equal to or greater than -15% (the final price is equal to or greater than the buffer level of 85% of the initial price), you will receive the digital payment of $1,117.50; or

•
If the commodity return is less than -15% (the final price is less than the buffer level), you will receive an amount in cash equal to the sum of: (1) $1,000 plus (2) the product of (i) $1,000 times (ii) approximately 1.1765 times (iii) the sum of the commodity return plus 15%.  This amount will be less than $1,000.

The amount you will be paid on your notes at maturity will not be affected by the settlement price of the underlier on any day other than the valuation date.  You could lose your entire investment in the notes.  A percentage decrease of more than 15% between the initial price and the final price will reduce the payment you will receive, if any, at maturity below the principal amount of your notes, and could potentially be $0.  Further, the digital payment that you could receive at maturity with respect to each $1,000 principal amount of your notes, representing the maximum amount payable on the notes, is $1,117.50.  In addition, the notes do not pay interest, and no other payments on the notes will be made prior to maturity.  The notes also will not be listed on any securities exchange.
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Your investment in the notes involves certain risks.  In particular, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of the notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for the notes may be, significantly less than the price to the public set forth below.  See “Risk Factors” beginning on page PS-9 of this pricing supplement to read about certain factors that you should consider.

Settlement Date: March 14, 2012	Underwriting Discount: 0.25% of the principal amount
Principal Amount: $8,315,000 Price to the Public: 100% of the principal amount	Net Proceeds to the Issuer: 99.75% of the principal amount

The principal amount, price to the public, underwriting discount and net proceeds listed above relate to the notes we sell initially.  We may decide to sell additional notes after the trade date with a principal amount, price to the public, underwriting discount and net proceeds that differ from the amounts set forth above.  The return (whether positive or negative) on your notes will depend in part on the price to the public, the price that you pay for such notes on the applicable settlement date.
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None of the Securities and Exchange Commission, any state securities commission or any other regulatory body has approved or disapproved of the notes or passed upon the accuracy of this pricing supplement.  Any representation to the contrary is a criminal offense.

The notes will not constitute deposits that are insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other Canadian or U.S. governmental agency or instrumentality.
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GOLDMAN, SACHS & CO.
Pricing Supplement dated March 7, 2012

SUMMARY

This section is meant as a summary and should be read in conjunction with the accompanying prospectus supplement and prospectus to help you understand the notes.  This pricing supplement, together with the accompanying prospectus supplement and prospectus, contains the terms of the notes and supersedes all prior or contemporaneous oral statements as well as any other written materials relating to the notes, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials.  In the event of any inconsistency or conflict between the terms set forth in this pricing supplement and the prospectus supplement and prospectus, the terms contained in this pricing supplement will control.

An investment in the notes entails significant risks relating to the notes that are not associated with similar investments in a conventional debt security, including those described below.  You should carefully consider, among other things, the matters set forth under “Risk Factors” in this pricing supplement and “Risk Factors” beginning on page 1 of the prospectus supplement and “Risk Factors” beginning on page 1 of the prospectus.  We urge you to consult your investment, legal, tax, accounting and other advisors.

Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to Royal Bank of Canada and all references to “$” or “dollar” are to United States dollars.

Issuer:	Royal Bank of Canada

Underlier:	The first or second nearby ICE Brent Crude Futures Contract, as traded on ICE Futures Europe (Bloomberg symbol “CO1” or “CO2”, respectively). See “The ICE Brent Crude Futures Contract” below.

Currency:	The notes are denominated, and amounts due on the notes will be paid, in U.S. dollars (“$”)

Aggregate Principal Amount:	$8,315,000

We may decide to sell additional notes after the trade date at a price that differs from the price to the public set forth below.

Denominations:	$1,000 and integral multiples of $1,000 in excess thereof. The notes may only be transferred in amounts of $1,000 and increments of $1,000 thereafter.

Payment Amount:	At maturity, for each $1,000 principal amount of the notes, you will receive an amount in cash determined by the calculation agent equal to:

• If the final price is equal to or greater than the buffer level, the digital payment; or

•
If the final price is less than the buffer level, the sum of: (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the commodity return plus the buffer amount.  In this case, the payment amount will be less than the principal amount of the notes, and you will lose some or all of the principal amount.

The payment amount will not be adjusted based on the price to the public, so if the price to the public for your notes represents a premium (or discount) to the principal amount and you hold them to maturity, the return on your notes will be lower (or higher) than it would have been if the price to the public for your notes had been equal to the principal amount.  See “Risk Factors—If the Price to the Public for Your Notes Represents a Premium to the Principal Amount, the Return on Your Notes Will Be Lower Than the Return on Notes for Which the Price to the Public Is Equal to the Principal Amount or Represents a Discount to the Principal Amount.”

Initial Price:	$123.79, which is lower than the settlement price of the first nearby Brent crude oil contract on the trade date, which is $124.12.

Final Price:
The settlement price of the first nearby Brent crude oil contract on the valuation date, as determined by the calculation agent. However, if the valuation date falls on or after the last trading day on which trading may take place for the first nearby Brent crude oil contract, as determined by the calculation agent, the final price will be the settlement price of the second nearby Brent crude oil contract on the valuation date, as determined by the calculation agent. In each case, the valuation date is subject to postponement as described below.

Settlement Price:	The official U.S. dollar settlement price, expressed in dollars per barrel, of the underlier.

Commodity Return:

Digital Payment:	$1,117.50 for each $1,000 principal amount of the notes. The digital payment will be the maximum amount payable on the notes.

Buffer Level:	$105.2215, which is 85% of the initial price (equal to a commodity return of -15%).

Buffer Rate:

Buffer Amount:	15%

Trade Date:	March 7, 2012.

Settlement Date:	March 14, 2012.

Maturity Date:	April 15, 2013, subject to adjustment as described in more detail below under “Description of the Notes—Maturity Date” and “Description of the Notes—Market Disruption Events.”

Valuation Date:	April 8, 2013, subject to postponement as described in more detail below under “Description of the Notes—Valuation Date” and “Description of the Notes—Market Disruption Events.”

Price to the Public:	100% of the principal amount.

Interest:	The notes do not bear interest.

Business Day:	Any Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in the city of New York, New York.

Trading Day:
A trading day with respect to the underlier means any day on which (1) ICE Futures Europe is open for trading and (2) the offices of Goldman, Sachs & Co. in the city of New York, New York are open for business.

No Listing:	The notes will not be listed on any securities exchange.

Calculation Agent:	Goldman, Sachs & Co.

Dealer:	Goldman, Sachs & Co.

U.S. Tax Treatment:
The terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes as pre-paid cash-settled derivative contracts in respect of the underlier. If the notes are so treated, a U.S. holder should generally recognize capital gain or loss upon the sale, exchange or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the notes.

Please read carefully the sections entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement, the section “Tax Consequences” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement.  You should consult your tax advisor about your own tax situation.

Canadian Tax Treatment:
For a discussion of certain Canadian federal income tax consequences of investing in the notes, please see the section entitled “Supplemental Discussion of Canadian Federal Income Tax Consequences” on page PS-30 below.

CUSIP:	78008TZ31

ISIN:	US78008TZ312

FDIC:	The notes will not constitute deposits that are insured by the Federal Deposit Insurance Corporation, the Canada Deposit Insurance Corporation or any other Canadian or U.S. governmental agency.

Hypothetical Examples

The following table and chart are provided for purposes of illustration only. They should not be taken as an indication or prediction of future investment results and are intended merely to illustrate the impact that the various hypothetical final prices on the valuation date could have on the payment amount at maturity assuming all other variables remain constant.

The examples below are based on a range of final prices that are entirely hypothetical. No one can predict what the settlement price of the underlier will be on any day during the life of your notes, and no one can predict what the final price will be. The underlier has been highly volatile in the past—meaning that the price of the underlier has changed considerably in relatively short periods—and its performance cannot be predicted for any future period.

The information in the following examples reflects hypothetical rates of return on the notes assuming that they are purchased on the original settlement date with a $1,000 principal amount and are held to maturity. If you sell your notes in any secondary market prior to maturity, your return will depend upon the market value of your notes at the time of sale, which may be affected by a number of factors that are not reflected in the table below, such as interest rates and the volatility of the underlier. In addition, assuming no changes in market conditions or our creditworthiness and any other relevant factors, the value of your notes on the trade date (as determined by reference to pricing models used by Goldman, Sachs & Co. and taking into account our credit spreads) is, and the price you may receive for your notes may be, significantly less than the principal amount. For more information on the value of your notes in the secondary market, see “Risk Factors—Assuming No Changes in Market Conditions or Any Other Relevant Factors, the Value of the Notes on the Trade Date (as Determined by Reference to Pricing Models Used by the Dealer) Is Significantly Less than the Principal Amount” below. The information in the table also reflects the key terms and assumptions in the box below.

Key Terms and Assumptions

Principal Amount	$1,000

Digital Payment	$1,117.50

Buffer Level	85% of the initial price

Buffer Rate	Approximately 117.65%

Buffer Amount	15%

Neither a market disruption event nor a non-trading day occurs on the originally scheduled valuation date.

Notes purchased on the original settlement date and held to maturity.

For these reasons, the actual performance of the underlier over the life of your notes, as well as the amount payable at maturity, if any, may bear little relation to the hypothetical examples shown below or to the historical  prices of the underlier shown elsewhere in this pricing supplement. For information about the historical prices of the underlier during recent periods, see “The ICE Brent Crude Futures Contract—Historical Performance of the Underlier” below.

Also, the hypothetical examples shown below do not take into account the effects of applicable taxes. Because of the U.S. tax treatment applicable to your notes, tax liabilities could affect the after-tax rate of return on your notes to a comparatively greater extent than the after-tax return on other investments linked to the underlier.

The numbers in the left column of the table below represent hypothetical final prices and are expressed as percentages of the initial price. The amounts in the right column represent the hypothetical payment amounts, based on the corresponding hypothetical final price (expressed as a percentage of the initial price), and are expressed as percentages of the principal amount of a note (rounded to the nearest one-hundredth of a percent). Thus, a hypothetical payment amount of 88.24% means that the value of the cash payment that we would deliver for each $1,000 principal amount of the notes at maturity would equal 88.24% of the principal amount of a note, based on the corresponding hypothetical final price (expressed as a percentage of the initial price) and the assumptions noted above.

Hypothetical Final Price (as a Percentage of the Initial Price)	Hypothetical Payment Amount (as a Percentage of the Principal Amount)

150.00%	111.75%
125.00%	111.75%
100.00%	111.75%
95.00%	111.75%
90.00%	111.75%
85.00%	111.75%
75.00%	88.24%
50.00%	58.82%
25.00%	29.41%
0.00%	0.00%

If, for example, the final price were determined to be 25.00% of the initial price, the payment amount that we would deliver on your notes at maturity would be approximately 29.41% of the principal amount of your notes, as shown in the hypothetical payment amount column of the table above.  As a result, if you purchased your notes on the settlement date and held them to maturity, you would lose approximately 70.59% of your investment.

If the final price were determined to be equal to or greater than 85.00% of the initial price, the payment amount that we would deliver on your notes at maturity would always be the digital payment (expressed as a percentage of the principal amount), or 111.75% of the principal amount of your notes, as shown in the hypothetical payment amount column of the table above.  As a result, if you purchased your notes on the settlement date and held them to maturity, you would not benefit from any increase in the final price over 85.00% of the initial price.

The following chart also illustrates the hypothetical payment amounts (expressed as a percentage of the principal amount of your notes) that we would pay on your notes on the maturity date, if the final price (expressed as a percentage of the initial price) were any of the hypothetical prices shown on the horizontal axis.  The chart shows that any hypothetical final price (expressed as a percentage of the initial price) of less than 85% (the section left of the 85% marker on the horizontal axis) would result in a hypothetical payment amount of less than 100% of the principal amount of your notes (the section below the 100% marker on the vertical axis) and, accordingly, in a loss of principal to the holder of the notes.  On the other hand, any hypothetical final price that is equal to or greater than 85% of the initial price (the section right of the 85% marker on the horizontal axis) would result in a hypothetical payment amount that is equal to the digital payment of 111.75% of the principal amount of your notes (the section at the 111.75% marker on the vertical axis).

No one can predict the final price.  The actual amount that a holder of the notes will receive at maturity and the actual return on your investment in the notes, if any, will depend on the actual final price, which will be determined by the calculation agent as described below.  In addition, the actual return on your notes will further depend on the price to the public.  Moreover, the assumptions on which the hypothetical table and chart are based may turn out to be inaccurate.  Consequently, the return on your investment in the notes, if any, and the actual payment amount to be paid in respect of the notes at maturity may be very different from the information reflected in the table and chart above.

RISK FACTORS

An investment in the notes involves significant risks.  Investing in the notes is not equivalent to investing directly in the Brent crude oil contract.  The notes are a riskier investment than ordinary debt securities.  You should carefully read the risk factors described in this pricing supplement and the risks described in “Risk Factors” beginning on page 1 of the prospectus supplement and page 1 of the prospectus.

Assuming No Changes in Market Conditions, Our Creditworthiness or Any Other Relevant Factors, the Value of the Notes on the Trade Date (as Determined by Reference to Pricing Models Used by the Dealer) Is Significantly Less than the Principal Amount.

The price at which Goldman, Sachs & Co. (the “dealer”) would initially buy or sell the notes (if the dealer makes a market) and the value that the dealer will initially use for account statements and otherwise will significantly exceed the value of the notes using such pricing models.  The amount of the excess will decline on a straight line basis over the period from the trade date through April 11, 2012.  After that date, the price at which the dealer would buy or sell the notes will reflect the value determined by reference to the pricing models, plus the dealer’s customary bid and ask spread.

In addition to the factors discussed above, the value or quoted price of the notes at any time will reflect many factors and cannot be predicted.  In particular, an increase of the yield spread between our securities and credit risk-free instruments (credit spread) can lead to a decrease in the price of the notes in the secondary market.  In addition, even if our creditworthiness does not decline, the value of the notes on the trade date is significantly less than the principal amount, taking into account our credit spreads on that date.  If the dealer makes a market in the notes, the price quoted by the dealer would reflect any changes in market conditions and other relevant factors, and the quoted price (and the value of the notes that the dealer will use for account statements or otherwise) could be higher or lower than the price that you paid for them, and may be higher or lower than the value of the notes as determined by reference to pricing models used by the dealer.

If at any time a third party dealer quotes a price to purchase the notes or otherwise values the notes, that price may be significantly different (higher or lower) than any price quoted by the dealer.  You should read “The Market Value of the Notes May Be Influenced by Many Unpredictable Factors” below.

Furthermore, if you sell any of the notes, you will likely be charged a commission for secondary market transactions, or the price will likely reflect a dealer discount.

There is no assurance that the dealer, or any other party, will be willing to purchase the notes.  In this regard, the dealer is not obligated to make a market in the notes.  See “The Notes May Not Have an Active Trading Market” below.

You May Lose Your Entire Investment in the Notes.

The principal amount of your investment is not protected and you may lose a significant amount, or even all of your investment in the notes.  The payment amount, if any, will depend on the performance of the underlier and the change in the price of the underlier from the trade date to the valuation date, and you may receive significantly less than the principal amount of the notes.  Subject to our credit risk, you will receive the digital payment at maturity only if the final price is equal to or greater than the buffer level.  If the final price is less than the buffer level, then you will lose approximately 1.1765% of each $1,000 principal amount of the notes for every 1% that the commodity return is below -15%.  Thus, depending on the final price, you could lose a substantial portion, and perhaps all, of your investment in the notes, which would include any premium to the principal amount you may have paid when you purchased the notes.

In addition, if the notes are not held until maturity, assuming no changes in market conditions or to our creditworthiness and other relevant factors, the price you may receive for the notes may be significantly less than the price that you paid for them.

The Notes Do Not Bear Interest.

You will not receive any interest payments on the notes.  Even if the amount payable on the notes at maturity exceeds the principal amount of the notes, the overall return you earn on the notes may be less than you would otherwise have earned by investing in an ordinary debt security of comparable maturity that bears interest at a prevailing market rate.

The Potential for the Value of Your Notes to Increase Will Be Limited.

Your ability to participate in any change in the price of the underlier over the life of your notes will be limited because of the digital payment, which is $1,117.50 for each $1,000 principal amount of your notes.  The amount in cash you may receive for each of your notes at maturity is limited to the digital payment, no matter how much the price of the underlier may rise over the life of your notes.  Accordingly, the amount payable for each of your notes may be significantly less than your return had you invested directly in the Brent crude oil contract.

Payment of the Payment Amount Is Subject to Our Credit Risk, and Market Perceptions About Our Creditworthiness May Adversely Affect the Market Value of the Notes.

Investors are subject to our credit risk, and market perceptions about our creditworthiness may adversely affect the market value of the notes. Any decrease in the market’s view on or confidence in our creditworthiness is likely to adversely affect the market value of the notes.

There Are Risks Associated With an Investment Linked to the Prices of Commodities Generally.

The market prices of commodities, including Brent crude oil, can be highly volatile.  Unlike fixed-income and equity investments, commodity market prices are not related to the value of a future income or earnings stream, and may be subject to rapid fluctuations based on numerous factors, some of which are described below under “—The Price of the Underlier May Be Volatile and May Be Affected by Factors Specific to Its Market, Which May Have an Adverse Effect on the Market Value of Your Notes”.  In addition, many commodities are highly cyclical.  These factors may have a larger impact on commodity prices, commodities contracts and commodity-linked instruments than on instruments linked to traditional fixed-income and equity securities and may create additional investment risks that cause the value of the securities to be more volatile than the values of traditional securities.  These and other factors may affect the performance of the underlier, and thus the value of your notes, in unpredictable or unanticipated ways.

Changes in the Market for the Underlier May Adversely Affect the Value of Your Notes.

Your notes are linked to the performance of a futures contract related to the underlying physical commodity –Brent crude oil. Futures contracts are legally binding agreements for the buying or selling of a certain commodity at a fixed price for physical settlement on a future date. Commodity futures contract prices are subject to similar types of pricing volatility patterns as may affect the commodities underlying the futures contracts, as well as additional trading volatility factors that may impact futures markets generally. Moreover, changes in the supply and demand for commodities and futures contracts for the purchase and delivery of particular commodities may lead to different pricing patterns in the market for futures contracts over time. For example, a futures contract scheduled to expire in the first nearby month may trade with different prices, or with greater price volatility, than a futures contract scheduled to expire in the second nearby month, or vice-versa. Under such circumstances, and depending on the valuation date for your notes, the final price may be determined by reference to a futures contract expiring in a less favorable month for pricing purposes. As a result, the value of and payment amount on your notes may be less than what would otherwise be the case if the final price had been determined by reference to a futures contract scheduled to expire in a more favorable month.

If the First Nearby Brent crude oil contract is Used to Calculate the Final Price, the Final Price May Be More Volatile Than if the Second Nearby Brent crude oil contract Had Been Used.

As we describe elsewhere in this pricing supplement, the settlement price that will be used to calculate the final price will be the price of the first nearby Brent crude oil contract. However, if the valuation date falls on or after the last trading day on which trading may take place for the first nearby Brent crude oil contract, the second nearby Brent crude oil contract will be used.

The price of a commodity futures contract is often at its most volatile as the futures contract approaches maturity. In the event that the first nearby Brent crude oil contract is used to determine the final price, the final price may therefore be more volatile than if the second nearby Brent crude oil contract with a longer maturity had been used.

If the Second Nearby Brent crude oil contract is Used to Calculate the Final Price, Any Downward Trend in Brent Crude Oil May Be Amplified Relative to the First Nearby Brent crude oil contract.

As we describe elsewhere in this pricing supplement, the settlement price that will be used to calculate the final price will be the price of the first nearby Brent crude oil contract. However, if the valuation date falls on or after the last trading day on which trading may take place for the first nearby Brent crude oil contract, the second nearby Brent crude oil contract will be used.

As a commodity futures contract nears maturity, the price of such commodity futures contract tends to be close to the spot price for the underlying commodity. However, the price of a commodity futures contract with a longer maturity may reflect longer-term trends in the underlying commodity or market expectations regarding the future price of the underlying commodity.  In the event that the second nearby Brent crude oil contract is used to determine the final price, the final price may therefore be lower than what is would be if the first nearby Brent crude oil contract had been used.

Your Notes Are Linked to a Futures Contract and Not to the Spot Price of Brent Crude Oil.

As described under “The ICE Brent Crude Futures Contract” below, your notes are linked to a specified futures contract.  The return on your notes will be related to the performance of the futures contract and not the spot price of the underlying commodity. The price of a commodity futures contract reflects the expected price of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery price of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity, and expectations concerning supply and demand for the commodity. The price movement of a futures contract is typically correlated with the movements of the spot price of the underlying commodity, but the correlation is generally imperfect and price moves in the spot market may not be reflected in the futures market (and vice versa). Accordingly, your notes may underperform a similar investment that directly reflects the return on the physical commodity.

Your Notes Will Not Be Affected by Positive Roll Yield.

Securities and indexes linked to commodities contracts are often subject to “rolling”, meaning that as the contracts that underlie the security or index come to expiration, they are replaced by contracts that have a later expiration.  Thus, for example, a contract purchased and held in May may specify a July expiration.  As time passes, the contract expiring in July is replaced by a contract for delivery in September.  This is accomplished by selling the July contract and purchasing the September contract.  If the market for these contracts (putting aside other considerations) is in “backwardation”, where the prices are lower in the more distant delivery months than in the nearer delivery months, the sale of the July contract would take place at a price that is higher than the price of the September contract, thereby creating a positive “roll yield”.  However, if the market for these contracts is in “contango”, where the prices are higher in the more distant delivery months than in the nearer delivery months, it could result in a negative roll yield.  Because your notes are linked to the first nearby Brent crude oil contract (subject to adjustment as described elsewhere in this pricing supplement) and will not be subject to rolling, you will not benefit from any positive roll yield.

There Are Risks Associated with an Investment Concentrated in a Single Commodity.

The payment at maturity on the notes is linked exclusively to the price of the underlier and not to a diverse basket of commodities or a broad-based commodity index.  The price of the underlier may not correlate to and may diverge significantly from the prices of commodities generally.  Because the notes are linked to the price of a futures contract on a single commodity, the notes may carry greater risk and may be more volatile than a security linked to the prices of multiple commodities or a broad-based commodity index.

Your Notes are Not Regulated by the Commodity Futures Trading Commission.

The net proceeds to be received by us from the sale of the notes will not be used to purchase or sell any commodity futures contracts or options on futures contracts for your benefit. An investment in the notes thus does not constitute either an investment in futures contracts, options on futures contracts or a collective investment vehicle that trades in these contracts (i.e., the notes will not constitute a direct or indirect investment by you in the futures contracts or options on futures), and you will not benefit from the regulatory protections of the Commodity Futures Trading Commission (the “CFTC”) or any other non-U.S. regulatory authority afforded to persons who trade in futures contracts on a regulated futures exchange through a registered futures commission merchant. Unlike an investment in your notes, an investment in a collective investment vehicle that invests in futures contracts on behalf of its participants may be subject to regulation as a commodity pool and its operator may be required to be registered with and regulated by the CFTC as a commodity pool operator, or qualify for an exemption from the registration requirement. In addition, the advisor to such vehicle may be required to register as a commodity trading advisor. Because the notes will not be interests in a commodity pool, the notes will not be regulated by the CFTC as a commodity pool, we will not be registered with the CFTC as a commodity pool operator or commodity trading advisor, and you will not benefit from the CFTC’s any other non-U.S. regulatory authority’s regulatory protections afforded to persons who invest in regulated commodity pools.

The Price of the Underlier May Be Volatile and May Be Affected by Factors Specific to Its Market, Which May Have an Adverse Effect on the Market Value of Your Notes.

The price of the underlier has fluctuated widely in the past and may continue to do so in the future.  Factors that may affect the price of the underlier and the value of your notes in varying ways include, without limitation:

•
global supply of and demand for Brent crude oil, which is influenced by a wide variety of factors, including the global economy, consumer and industrial demand, market regulation, forward selling by producers of Brent crude oil, and production and cost levels in countries where Brent crude oil is produced;

•	weather and natural disasters;

•	governmental programs and policies, including regulation that affects consumption or production of commodities;

•	regulation in the relevant producer countries and in the commodities and securities markets;

•	hedging, investment and trading activities by market participants;

•	price and supply controls among producer nations or organizations of producer nations;

•	concentrated production or holding of commodities;

•	development of substitutes for Brent crude oil or alternative industrial or consumer applications that do not make use of Brent crude oil;

•	global or regional political, economic or financial events, including war, uprisings, upheavals, terrorism or other hostilities, and other situations;

•	liquidity or illiquidity of the markets for Brent crude oil; and

•	currency exchange rates.

It is not possible to predict the effect of all, some or one of these factors on the price of Brent crude oil and the underlier. The occurrence of all, some or one of these factors could decrease the price of the underlier and adversely affect the market value of, and payment at maturity of, your notes.

There Are Specific Risks Associated with Brent Crude Oil and the Underlier.

Historically, oil prices have been highly volatile. They are affected by numerous factors, including oil supply and demand, the level of global industrial activity, the driving habits of consumers, political events and policies, regulations, weather, fiscal, monetary and exchange control programs, and especially, direct government intervention such as embargoes, and supply disruptions in major producing or consuming regions such as the Middle East, the United States, Latin America, and Russia. The outcome of meetings of the Organization of Petroleum Exporting Countries also can affect liquidity and world oil supply and, consequently, the price of the underlier. Market expectations about these events and trading activity also may cause oil prices to fluctuate unpredictably. If the volatility of crude oil increases or decreases, the volatility of the underlier may also increase or decrease, and the market value of and amount payable on your notes may be adversely affected.

Furthermore, a significant proportion of world oil production capacity is controlled by a small number of producers. These producers have, in certain recent periods, implemented curtailments of output and trade. Changes in these efforts at supply curtailment, and changes in available supplies of oil, could adversely affect the price of the underlier and the market value of and amount payable on your notes. Additionally, actions taken by consuming nations, such as the recent release of oil reserves by the International Energy Agency, may occur in a way that is not predictable and could adversely affect the price of crude oil and the underlier and the market value of and amount payable on your notes. Also, the development of substitute products for oil could adversely affect the price of the underlier and the market value of and amount payable on your notes.

Legal and Regulatory Changes Could Adversely Affect the Return on and Value of Your Notes.

The Dodd-Frank Wall Street Reform and Consumer Protection Act (“Dodd-Frank”), which provides for substantial changes to the regulation of the futures and over-the-counter (“OTC”) derivative markets, was enacted in July 2010. Dodd-Frank requires regulators, including the CFTC, to adopt regulations in order to implement the requirements of the legislation. While the CFTC has proposed certain required regulations and has begun adopting certain final regulations, the ultimate nature and scope of the regulations cannot yet be determined. Under Dodd-Frank, the CFTC has approved a final rule to impose limits on the size of positions that can be held by market participants in futures and OTC derivatives on physical commodities. While the rules have not yet taken effect, and their impact is not yet known, these limits will likely restrict the ability of market participants to participate in the commodity, future and swap markets and markets for other OTC derivatives on physical commodities to the extent and at the levels that they have in the past. These factors may have the effect of reducing liquidity and increasing costs in these markets as well as affecting the structure of the markets in other ways. In addition, these legislative and regulatory changes will likely increase the level of regulation of markets and market participants, and therefore the costs of participating in the commodities, futures and OTC derivative markets. Without limitation, these changes will require many OTC derivative transactions to be executed on regulated exchanges or trading platforms and cleared through regulated clearing houses. Swap dealers will also be required to be registered and will be subject to various regulatory requirements, including capital and margin requirements. The various legislative and regulatory changes, and the resulting increased costs and regulatory oversight requirements, could result in market participants being required to, or deciding to, limit their trading activities, which could cause reductions in market liquidity and increases in market volatility. These consequences could adversely affect the price of the underlier, which could in turn adversely affect the return on and value of your notes.

In addition, other regulatory bodies have proposed or may propose in the future legislation similar to those proposed by Dodd-Frank or other legislation containing other restrictions that could adversely impact the liquidity of and increase costs of participating in the commodities markets. For example, the European Commission published a proposal to update the Markets in Financial Instruments Directive (MiFID II) and Markets in Financial Instruments Regulation (MiFIR), which proposes regulations to establish position limits (or an alternative equivalent) on trading commodity derivatives, although the scope of any final rules and the degree to which member states will be required or permitted to adopt these regulations or additional regulations remains unclear. If these regulations are adopted or other regulations are adopted in the future, they could have an adverse impact on the price of the underlier and the return on and value of the notes.

An Investment in the Notes Is Subject to Risks Associated with Foreign Commodities Markets.

The underlier consists of a futures contract on one physical commodity, which is traded on ICE Futures Europe. You should be aware that investments in securities linked to the value of foreign commodity contracts involve particular risks.

 The underlier comprises a commodity contract on a foreign trading facility located outside the United States that is not regulated by U.S. regulatory authorities. The regulations of the CFTC do not apply to trading on foreign trading facilities, and trading on foreign trading facilities may involve different and greater risks than trading on U.S. trading facilities. Certain foreign markets may be more susceptible to disruption than U.S. trading facilities due to the lack of a government-regulated clearinghouse system. Trading on foreign trading facilities also involves certain other risks that are not applicable to trading on United States trading facilities. Those risks include: exchange rate risk relative to the U.S. dollar, exchange controls, expropriation, burdensome or confiscatory taxation, moratoriums and political or diplomatic events. It is possible that the foreign country or trading facility may not have laws or regulations that adequately protect the rights and interests of investors in the commodity contract included in the underlier.

If ICE Futures Europe should cease operations, if trading in a specific commodity should become subject to a value added tax or other tax or any other form of regulation currently not in place, or if ICE Futures Europe should change any rule or bylaw or take emergency action under its rules, the market for Brent crude oil, and consequently the final price, as well as the value of the notes, may be adversely affected. Certain features of U.S. futures contracts are not present in the context of trading on ICE Futures Europe. For example, there are no daily price limits on futures contracts traded on ICE Futures Europe, which would otherwise restrict fluctuations in the price of commodities. In a declining market, it is possible that prices would continue to decline without limitation within a trading day or over a period of trading days.

Other Investors in the Notes May Not Have the Same Interests as You.

Other investors in the notes are not required to take into account your interests in exercising remedies or voting or other rights in their capacity as holders of the notes or in making recommendations to us as to the establishment of other transaction terms. The interests of other investors may, in some circumstances, be adverse to your interests. For example, certain investors may take short positions (directly or indirectly through derivative transactions) on assets that are the same as or similar to your notes, or other similar assets, which may adversely impact the market for or value of your notes.

The Payment Amount Is Not Linked to the Settlement Price of the Underlier at Any Time Other Than the Valuation Date.

The payment amount will be based on the final price (subject to adjustments as described below).  Therefore, for example, if the settlement prices of the underlier decreased precipitously on the valuation date, the payment amount may be significantly less than it would otherwise have been had the payment amount been linked to the settlement prices of the underlier prior to that decrease.  Although the actual price of the underlier at maturity or at other times during the term of the notes may be higher than the final price, you will not benefit from the settlement prices of the underlier at any time other than the valuation date.

The Notes May Not Have an Active Trading Market.

The notes will not be listed on any securities exchange.  The dealer intends to offer to purchase the notes in the secondary market, but is not required to do so.  The dealer or any of its affiliates may stop any market-making activities at any time.  Even if there is a secondary market, it may not provide enough liquidity to allow you to easily trade or sell the notes.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade the notes is likely to depend on the price, if any, at which the dealer is willing to buy the notes.  We expect that transaction costs in any secondary market would be high.  As a result, the difference between bid and asked prices for your notes in any secondary market could be substantial.

If you sell your notes before maturity, you may have to do so at a substantial discount from the price that you paid for them, and as a result, you may suffer substantial losses.

The Market Value of the Notes May Be Influenced by Many Unpredictable Factors.

The following factors, among others, many of which are beyond our control, may influence the market value of your notes:

• the price of the underlier;

• the volatility—i.e., the frequency and magnitude of changes—of the price of the underlier;

• economic, financial, regulatory, political, military and other events that affect the commodity markets generally;

• interest and yield rates in the market;

• the time remaining until the notes mature; and

• our creditworthiness, whether actual or perceived, and including actual or anticipated upgrades or downgrades in our credit ratings or changes in other credit measures.

These factors may influence the market value of your notes if you sell your notes before maturity, including the price you may receive for your notes in any market making transaction. If you sell your notes prior to maturity, you may receive less than the principal amount of your notes.

If the Price of the Underlier Changes, the Market Value of the Notes May Not Change in the Same Manner.

The notes may trade quite differently from the performance of the underlier.  Changes in the price of the underlier may not result in a comparable change in the market value of the notes.  Some of the reasons for this disparity are discussed under “The Market Value of the Notes May Be Influenced by Many Unpredictable Factors” above.

You Have No Rights with Respect to the Underlier or Brent Crude Oil or Any Rights to Receive the Underlier or Brent Crude Oil.

Investing in the notes will not make you a holder of the underlier or Brent crude oil.  Neither you nor any other holder or owner of the notes will have any rights with respect to the underlier or Brent crude oil.  The notes will be paid in cash to the extent any amount is payable at maturity, and you will have no right to receive the underlier, Brent crude oil, or options, swaps or futures based on Brent crude oil.

We Will Not Hold Any ICE Brent Crude Futures Contracts for Your Benefit.

The indenture and the terms governing your notes do not contain any restriction on our ability or the ability of any of our affiliates to sell, pledge or otherwise convey any ICE Brent Crude Futures Contracts that we or they may acquire.  Neither we nor our affiliates will pledge or otherwise hold any assets for your benefit, including any of these futures contracts.  Consequently, in the event of our bankruptcy, insolvency or liquidation, any of those futures contracts that we own will be subject to the claims of our creditors generally and will not be available for your benefit specifically.

Hedging Activities by Us and the Dealer May Negatively Impact Investors in the Notes and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes.

The dealer or one or more of its affiliates has hedged or expects to hedge its obligations under the hedging transaction that it or its affiliates may enter into with us by purchasing futures and/or other instruments linked to the underlier.  The dealer or one or more of its affiliates also expects to adjust the hedge by, among other things, purchasing or selling any of the foregoing, and perhaps other instruments linked to the underlier, at any time and from time to time, and to unwind the hedge by selling any of the foregoing on or before the valuation date.

We, the dealer or one or more of our respective affiliates may also enter into, adjust and unwind hedging transactions relating to other basket- or commodity-linked notes whose returns are linked to changes in the price of the underlier.  Any of these hedging activities may adversely affect the price of the underlier, and therefore the market value of the notes and the amount you will receive, if any, on the notes.  In addition, you should expect that these transactions will cause us, the dealer or our respective affiliates, or our respective clients or counterparties, to have economic interests and incentives that do not align with, and that may be directly contrary to, those of an investor in the notes.  We, the dealer and our respective affiliates will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes, and may receive substantial returns with respect to these hedging activities while the value of the notes may decline.

Market Activities by Us and by the Dealer for Our Own Account or for Our Clients Could Negatively Impact Investors in the Notes.

We, the dealer and our respective affiliates provide a wide range of financial services to a substantial and diversified client base.  As such, we each may act as an investor, investment banker, research provider, investment manager, investment advisor, market maker, trader, prime broker or lender.  In those and other capacities, we, the dealer and/or our respective affiliates purchase, sell or hold a broad array of investments, actively trade securities (including the notes or other securities that we have issued), derivatives, loans, commodities, currencies, credit default swaps, indices, baskets and other financial instruments and products for our own accounts or for the accounts of our customers, and we will have other direct or indirect interests, in those securities and in other markets that may be not be consistent with your interests and may adversely affect the price of the underlier and/or the value of the notes.  Any of these financial market activities may, individually or in the aggregate, have an adverse effect on the price of the underlier and the market for your notes, and you should expect that our interests and those of the dealer and/or its affiliates, or our respective clients or counterparties, will at times be adverse to those of investors in the notes.

In addition to entering into these transactions itself, we, the dealer and our respective affiliates may structure these transactions for our respective clients or counterparties, or otherwise advise or assist clients or counterparties in entering into these transactions.  These activities may be undertaken to achieve a variety of objectives, including:  permitting other purchasers of the notes or other securities to hedge their investment in whole or in part; facilitating transactions for other clients or counterparties that may have business objectives or investment strategies that are inconsistent with or contrary to those of investors in the notes; hedging the exposure of us, the dealer or our respective affiliates in connection with the notes, through their market-making activities, as a swap counterparty or otherwise; enabling us, the dealer or our respective affiliates to comply with internal risk limits or otherwise manage firmwide, business unit or product risk; and/or enabling us, the dealer or our respective affiliates to take directional views as to relevant markets on behalf of itself or our respective clients or counterparties that are inconsistent with or contrary to the views and objectives of investors in the notes.

We, the dealer and our respective affiliates regularly offer a wide array of securities, financial instruments and other products into the marketplace, including existing or new products that are similar to the notes or other securities or instruments similar to or linked to the underlier.  Investors in the notes should expect that we, the dealer and our respective affiliates will offer securities, financial instruments, and other products that may compete with the notes for liquidity or otherwise.

Past Performance of the Underlier Is No Guide to Future Performance.

The actual performance of the underlier over the term of the notes may bear little relation to the historical settlement prices of the underlier.  Likewise, the amount payable at maturity may bear little relationship to the hypothetical return table or chart set forth elsewhere in this pricing supplement.  We cannot predict the future performance of the underlier.  Trading activities undertaken by market participants, including certain investors in the notes or their affiliates, including in short positions and derivative positions, may adversely affect the price of the underlier.

As the Calculation Agent, Goldman, Sachs & Co. Will Have the Authority to Make Determinations that Could Affect the Amount You Receive, if Any, at Maturity.

As the calculation agent for the notes, Goldman, Sachs & Co. will have substantial discretion in making various determinations that affect the notes, including determining the final price, which will be used to determine the payment amount at maturity, and determining whether to postpone the valuation date because of a market disruption event or because that day is not a trading day.  The calculation agent also has substantial discretion in making certain adjustments relating to a discontinuation or modification of the underlier, as described below in the section “Description of the Notes—Discontinuance or Modification of the Underlier.”  The exercise of this discretion by Goldman, Sachs & Co. could adversely affect the value of the notes and may create a conflict of interest between you and Goldman, Sachs & Co.  For a description of market disruption events as well as the consequences of the market disruption events, see the section below entitled “Description of the Notes—Market Disruption Events.”  We may change the calculation agent at any time without notice, and Goldman, Sachs & Co. may resign as calculation agent at any time.

The Calculation Agent Can Postpone the Valuation Date for the Notes if a Market Disruption Event or a Non-Trading Day with Respect to the Underlier Occurs.

If the calculation agent determines that, on a day that would otherwise be the valuation date, a market disruption event with respect to the underlier has occurred or is continuing or if such date is not a trading day for the underlier, the valuation date will be postponed until the first following trading day on which no market disruption event occurs or is continuing, although the valuation date will not be postponed by more than five scheduled trading days.  Moreover, if the valuation date is postponed to the last possible day, but a market disruption event occurs or is continuing on that day, that day will nevertheless be the valuation date, and the calculation agent will determine the applicable price of the underlier that must be used to determine the payment amount.

You Must Rely on Your Own Evaluation of the Merits of an Investment Linked to the Underlier.

In the ordinary course of business, we, the dealer, our affiliates and the dealer’s affiliates, including in acting as a research provider, investment advisor, market maker or principal investor, may express research or investment views on expected movements in the underlier, and may do so in the future.  These views or reports may be communicated to our clients and clients of our respective affiliates, and may be inconsistent with, or adverse to, the objectives of investors in the notes.  However, these views are subject to change from time to time.  Moreover, other professionals who transact business in markets relating to the underlier may at any time have significantly different views from those of these entities.  For these reasons, you are encouraged to derive information concerning the underlier from multiple sources, and you should not rely solely on views expressed by us, the dealer, or our or its affiliates.

We May Sell an Additional Aggregate Amount of the Notes at a Different Price to the Public.

At our sole option, we may decide to sell an additional aggregate amount of the notes subsequent to the trade date.  The price of the notes in the subsequent sale may differ substantially (higher or lower) from the principal amount.

If the Price to the Public for Your Notes Represents a Premium to the Principal Amount, the Return on Your Notes Will Be Lower Than the Return on Notes for Which the Price to the Public Is Equal to the Principal Amount or Represents a Discount to the Principal Amount.

The payment amount will not be adjusted based on the price to the public. If the price to the public for your notes differs from the principal amount, the return on your notes held to maturity will differ from, and may be substantially less than, the return on notes for which the price to the public is equal to the principal amount. If the price to the public for your notes represents a premium to the principal amount and you hold them to maturity, the return on your notes will be lower than the return on notes for which the price to the public is equal to the principal amount or represents a discount to the principal amount.

The Notes Are a Speculative Investment.

The notes are speculative in nature and involve a high degree of risk.  The notes are financial instruments that are suitable only for sophisticated investors who are able to bear the loss of all of their principal investment.  Accordingly, you should consult your own financial and legal advisors as to the risks entailed by an investment in the notes and the suitability of the notes in light of your particular circumstances.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The tax treatment of the notes is uncertain. We do not plan to request a ruling from the Internal Revenue Service regarding the tax treatment of the notes, and the Internal Revenue Service or a court may not agree with the tax treatment described in this pricing supplement.

The Internal Revenue Service has issued a notice indicating that it and the U.S. Treasury Department are actively considering whether, among other issues, a holder should be required to accrue interest over the term of an instrument such as the notes even though that holder will not receive any payments with respect to the notes until maturity or earlier sale or exchange and whether all or part of the gain a holder may recognize upon sale, exchange or maturity of an instrument such as the notes could be treated as ordinary income. The outcome of this process is uncertain and could apply on a retroactive basis.

Please read carefully the section entitled “Supplemental Discussion of U.S. Federal Income Tax Consequences” in this pricing supplement, the section “Tax Consequences” in the accompanying prospectus and the section entitled “Certain Income Tax Consequences” in the accompanying prospectus supplement. You should consult your tax advisor about your own tax situation.

Non-U.S. Investors May Be Subject to Certain Additional Risks.

The notes will be denominated in U.S. dollars.  If you are a non-U.S. investor who purchases the notes with a currency other than U.S. dollars, changes in rates of exchange may have an adverse effect on the value, price or returns of your investment.

This pricing supplement contains a general description of certain U.S. tax considerations relating to the notes.  If you are a non-U.S. investor, you should consult your tax advisors as to the consequences, under the tax laws of the country where you are resident for tax purposes, of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.

This pricing supplement also contains a general description of certain Canadian tax considerations relating to the notes.  If you are not a Non-resident Holder (as that term is defined in “Tax Consequences – Canadian Taxation” in the accompanying prospectus) or if you acquire the notes in the secondary market, you should consult your tax advisor as to the consequences of acquiring, holding and disposing of the notes and receiving the payments that might be due under the notes.

Certain Considerations for Insurance Companies and Employee Benefit Plans.

Any insurance company or fiduciary of a pension plan or other employee benefit plan that is subject to the prohibited transaction rules of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or the Internal Revenue Code of 1986, as amended, including an IRA or a Keogh plan (or a governmental plan to which similar prohibitions apply), and that is considering purchasing the notes with the assets of the insurance company or the assets of such a plan, should consult with its counsel regarding whether the purchase or holding of the notes could become a “prohibited transaction” under ERISA, the Internal Revenue Code or any substantially similar prohibition in light of the representations a purchaser or holder in any of the above categories is deemed to make by purchasing and holding the notes.  This is discussed in more detail under “Employee Retirement Income Security Act” below.

DESCRIPTION OF THE NOTES

In addition to the terms described in the “Summary” section above, the following general terms will apply to the notes.

General

The notes are part of a series of medium-term notes entitled “Senior Global Medium-Term Notes, Series E” that we may issue under our senior indenture, dated as of October 23, 2003, as it has been and may be amended from time to time, between Royal Bank of Canada and The Bank of New York Mellon, as successor to the corporate trust business of JPMorgan Chase Bank, N.A., as trustee.  The indenture is described more fully in “Description of Debt Securities” in the accompanying prospectus and prospectus supplement.  The following description of the notes supplements the description of the general terms and provisions of the notes and debt securities set forth under the headings “Description of the Notes We May Offer” in the prospectus supplement and “Description of Debt Securities” in the prospectus.

The aggregate principal amount of the notes is $8,315,000.  The notes are issued in denominations of $1,000, and integral multiples of $1,000 in excess thereof.  The notes may only be transferred in amounts of $1,000 and increments of $1,000 thereafter.  The notes will mature on April 15, 2013, subject to adjustment, as set forth below under the caption “—Maturity Date.”

We will not pay interest on the notes.

Currency

The notes are denominated, and amounts due on the notes will be paid, in U.S. dollars (“$”).

Form of the Notes

The notes will be issued only in the form of a global master security held by the Depository Trust Company.

No Listing

The notes will not be listed on any securities exchange.

Defeasance, Default Amount, Other Terms

Neither full defeasance nor covenant defeasance will apply to your notes.  The following will apply to your notes:

•	the default amount will be payable on any acceleration of the maturity of your notes as described under “—Default Amount on Acceleration” below;

•	a business day for your notes will have the meaning described under “—Special Calculation Provisions—Business Day” below; and

•	a trading day for your notes will have the meaning described under “—Special Calculation Provisions—Trading Day” below.

Please note that the information about the issuance, settlement date, price to the public, discounts or commissions and net proceeds to Royal Bank of Canada relates only to the initial issuance and sale of your notes.  If you have purchased your notes in a market-making transaction after the initial issuance and sale, any such relevant information about the sale to you will be provided in a separate confirmation of sale.

Payment Amount

At maturity, subject to our credit risk as issuer of the notes, we will pay you an amount in cash equal to the payment amount.  To determine the payment amount, we will first calculate the percentage increase or decrease in the underlier, which we refer to as the “commodity return.”

The commodity return will be determined as follows:

The initial price is $123.79, which is lower than the settlement price of the first nearby Brent crude oil contract on the trade date, which is $124.12.

The final price will be the settlement price of the first nearby Brent crude oil contract on the valuation date, as determined by the calculation agent. However, if the valuation date falls on or after the last trading day on which trading may take place for the first nearby Brent crude oil contract, as determined by the calculation agent, the final price will be the settlement price of the second nearby Brent crude oil contract on the valuation date, as determined by the calculation agent. In each case, the valuation date is subject to postponement as described below.

The payment amount at maturity for each $1,000 principal amount of the notes will be determined as follows:

•	If the final price is equal to or greater than the buffer level, the digital payment; or

•
If the final price is less than the buffer level, the sum of: (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the buffer rate times (iii) the sum of the commodity return plus the buffer amount.  In this case, the payment amount will be less than the principal amount of the notes, and you will lose some or all of the principal amount.

The digital payment for each $1,000 principal amount of the notes is $1,117.50.

The buffer level is $105.2215, or 85% of the initial price, which is equal to a commodity return of -15%.

The buffer rate will be determined as follows:

The buffer amount is 15%.

Maturity Date

The maturity date is April 15, 2013.  The maturity date may be postponed under the circumstances described under “—Valuation Date” and “—Market Disruption Events.”

Valuation Date

The valuation date is April 8, 2013, subject to postponement (i) for up to five trading days if on such date a market disruption event occurs with respect to the underlier, as described in more detail below under “—Market Disruption Events” and (ii) if that date is not a trading day, to the next trading day immediately following the originally scheduled valuation date. If the valuation date is so postponed, the maturity date will be postponed by the same number of trading days.

Discontinuance or Modification of the Underlier

If the settlement price of the underlier is not available on the last possible valuation date because the underlier has been discontinued or materially modified (as determined by the calculation agent in its sole discretion), the final price and the payment amount shall be determined by the calculation agent in its sole discretion taking into account any information that it deems relevant.

All determinations and adjustments to be made by the calculation agent as described in this pricing supplement with respect to the settlement price of the underlier will be made by the calculation agent in its sole discretion. The calculation agent is not obligated to make any adjustments.

Market Disruption Events

If a market disruption event occurs or is continuing on the valuation date, the final price will equal the settlement price of the underlier on the first trading day following the valuation date on which the calculation agent determines that a market disruption event is not continuing.  If a market disruption event occurs or is continuing on each trading day to and including the fifth trading day following the valuation date, the final price will be determined by the calculation agent in its sole discretion on that fifth trading day, regardless of the occurrence or continuation of a market disruption event on that day.  If the valuation date is postponed in this manner, the maturity date of the notes will be postponed by the same number of business day(s) from but excluding the originally scheduled valuation date to and including the postponed valuation date.

Any of the following will be a market disruption event on any trading day:

•
a material limitation, suspension, or disruption of trading in the underlier which results in a failure by ICE Futures Europe to report a settlement or similar price for the underlier on that trading day;

•
the price of the underlier on that trading day is a “limit price”, which means that the price of the underlier on that trading day has increased or decreased from the previous day’s settlement price by the maximum amount permitted under applicable rules of ICE Futures Europe;

•
trading in the underlier is suspended or interrupted subsequent to the opening of trading and does not recommence at least ten minutes prior to, and continue until, the regularly scheduled close of trading in the underlier; or

•	failure by ICE Futures Europe to announce or publish the settlement price of the underlier on that trading day.

Payment of Additional Amounts

We will pay any amounts to be paid by us on the notes without deduction or withholding for, or on account of, any and all present or future income, stamp and other taxes, levies, imposts, duties, charges, fees, deductions or withholdings (“taxes”) now or hereafter imposed, levied, collected, withheld or assessed by or on behalf of Canada or any Canadian political subdivision or authority that has the power to tax, unless the deduction or withholding is required by law or by the interpretation or administration thereof by the relevant governmental authority.  At any time a Canadian taxing jurisdiction requires us to deduct or withhold for or on account of taxes from any payment made under or in respect of the notes, we will pay such additional amounts (“additional amounts”) as may be necessary so that the net amounts received by each holder (including additional amounts), after such deduction or withholding, shall not be less than the amount the holder would have received had no such deduction or withholding been required.

However, no additional amounts will be payable with respect to a payment made to a holder of the notes, which we refer to as an “excluded holder,” in respect of a beneficial owner:

(i)	with which we do not deal at arm’s length (within the meaning of the Income Tax Act (Canada)) at the time of making such payment;

(ii)
which is subject to such taxes by reason of its being connected presently or formerly with Canada or any province or territory thereof otherwise than by reason of the holder’s activity in connection with purchasing the notes, the holding of notes or the receipt of payments thereunder;

(iii)
which presents such note for payment (where presentation is required) more than 30 days after the relevant date (except to the extent that the holder thereof would have been entitled to such additional amounts on presenting a note for payment on the last day of such 30 day period); for this purpose, the “relevant date” in relation to any payments on any note means:

(a) the due date for payment thereof, or

(b) if the full amount of the monies payable on such date has not been received by the trustee on or prior to such due date, the date on which the full amount of such monies has been received and notice to that effect is given to holders of the notes in accordance with the indenture; or

(iv)
who could lawfully avoid (but has not so avoided) such withholding or deduction by complying, or procuring that any third party comply with, any statutory requirements or by making, or procuring that any third party make, a declaration of non-residence or other similar claim for exemption to any relevant tax authority.

For the avoidance of doubt, we will not have any obligation to pay any holders additional amounts on any tax which is payable otherwise than by deduction or withholding from payments made under or in respect of the notes at maturity.

We will also make such withholding or deduction and remit the full amount deducted or withheld to the relevant authority in accordance with applicable law.  We will furnish to the trustee, within 30 days after the date the payment of any taxes is due pursuant to applicable law, certified copies of tax receipts evidencing that such payment has been made or other evidence of such payment satisfactory to the trustee.  We will indemnify and hold harmless each holder of notes (other than an excluded holder) and upon written request reimburse each such holder for the amount of (x) any taxes so levied or imposed and paid by such holder as a result of payments made under or with respect to the notes, and (y) any taxes levied or imposed and paid by such holder with respect to any reimbursement under (x) above, but excluding any such taxes on such holder’s net income or capital.

For additional information, see the section entitled “Supplemental Discussion of Canadian Federal Income Tax Consequences” below.

Default Amount on Acceleration

In case an event of default with respect to the notes shall have occurred and be continuing, the amount declared due and payable on the notes upon any acceleration of the notes will be determined by the calculation agent and will be an amount in cash equal to the amount payable as described under the caption “—Payment at Maturity,” calculated as if the date of acceleration were the valuation date.

If the maturity of the notes is accelerated because of an event of default, we will, or will cause the calculation agent to, provide written notice to the trustee at its New York office, on which notice the trustee may conclusively rely, and to DTC, of the cash amount due with respect to the notes as promptly as possible and in no event later than two business days after the date of acceleration.

Manner of Payment and Delivery

Any payment on the notes at maturity or otherwise will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City.  We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Role of Calculation Agent

The calculation agent will make all determinations regarding the underlier, business days, trading days, market disruption events, discontinuance or modification of the underlier, the default amount, and the amount payable on your notes.  Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.  You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations or confirmations by the calculation agent.

We have appointed Goldman, Sachs & Co. as the calculation agent for the notes.  We may change the calculation agent for your notes and the calculation agent may resign as calculation agent.

Special Calculation Provisions

Business Day

When we refer to a business day with respect to your notes, we mean any Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in the city of New York, New York.

Trading Day

When we refer to a trading day with respect to the underlier, we mean a day on which (i) ICE Futures Europe is open for trading, and (ii) the offices of Goldman, Sachs & Co. in the city of New York, New York are open for business.

Terms Incorporated in the Master Note

All of the terms appearing above and including the item captioned “Calculation Agent” and the term captioned “U.S. Tax Treatment” in the “Summary” section on pages PS-3 to PS-5 of this pricing supplement, the terms appearing in the first paragraph under the caption “—Defeasance, Default Amount, Other Terms,” the terms in the first five paragraphs under the caption “—Unavailability of the Level of the Index on the Valuation Date,” the terms appearing in the first four paragraphs under the caption “—Payment of Additional Amounts,” the terms appearing under the captions “—Market Disruption Events” and “—Default Amounts on Acceleration” above and the applicable terms included in the Series E MTN prospectus supplement, dated January 28, 2011 and the prospectus, dated January 28, 2011 are incorporated into the master global security that represent the notes and is held by The Depository Trust Company.

USE OF PROCEEDS AND HEDGING

We will use the net proceeds we receive from the sale of the notes for the purposes we describe in the attached prospectus supplement under “Use of Proceeds.”  We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the notes as described below.

In anticipation of the sale of the notes, we, the dealer, and one or more of our affiliates and the affiliates of the dealer have hedged or expect to enter into hedging transactions involving purchases of the underlier or securities included in or linked to the underlier and/or listed and/or OTC derivative instruments linked to the underlier prior to or on the trade date.  From time to time, we or they may enter into additional hedging transactions or unwind those we have entered into.  In this regard, we or they may:

•	acquire or dispose of long or short positions in listed or OTC derivative instruments based on the price of crude oil;

•	take or dispose of positions in crude oil, the underlier or other contracts relating thereto; and/or

•
take short positions in the underlier or other securities or instruments of the kind described above — i.e., we, the dealer, and/or one or more of our affiliates may sell securities, instruments or commodities of the kind that we, the dealer, and/or one or more of our affiliates do not own or that we borrow for delivery to purchaser.

We, the dealer, and one or more of our affiliates and the affiliates of the dealer may acquire a long or short position in securities similar to the notes from time to time and may, in our or their sole discretion, hold or resell those similar securities.

We, the dealer, and one or more of our affiliates and the affiliates of the dealer may close out our or their hedge on or before the valuation date.  That step may involve sales or purchases of the underlier, listed or OTC derivative instruments linked to crude oil, or indices designed to track the performance of the relevant commodities markets or other components of such market. Notwithstanding the above, we, the dealer, and one or more of our affiliates may choose to hedge in any manner not stated above and have no obligation to report to investors about such hedging positions.

The hedging activity discussed above may adversely affect the market value of the notes from time to time.  See “Risk Factors—Hedging Activities by Us and the Dealer May Negatively Impact Investors in the Notes and Cause Our Respective Interests and Those of Our Clients and Counterparties to Be Contrary to Those of Investors in the Notes” and “—Market Activities by Us and by the Dealer for Our Own Account or for Our Clients Could Negatively Impact Investors in the Notes” in this pricing supplement for a discussion of these adverse effects.

THE ICE BRENT CRUDE FUTURES CONTRACT

We have derived all information regarding the underlier contained in this pricing supplement from publicly available information, without independent verification. In this pricing supplement, when we refer to the price of the underlier, we mean the official U.S. dollar settlement price of Brent crude oil (expressed in dollars per barrel) for the first or second nearby ICE Brent Crude Futures Contract, quoted by ICE Futures Europe and displayed on Bloomberg under the symbol  “CO1” or “CO2”, respectively, as it may be modified, replaced or adjusted from time to time as described under “Description of the Notes—Discontinuance or Modification of the Underlier” above.

Brent crude is the biggest of the many major classifications of crude oil consisting of Brent Crude, Brent Sweet Light Crude, Oseberg, Ekofisk, and Forties. Sourced in the North Sea and typically refined in Northwest Europe, Brent crude oil has served as a global benchmark for Atlantic Basin crude oils in general, and low-sulfur (“sweet”) crude oils in particular, since the 1970’s. Oil production from Europe, Africa and the Middle East flowing West tends to be priced relative to Brent crude.  A maximum of 72 consecutive contract months will be listed at any one time.  The futures contract is a U.S. dollar-denominated, deliverable contract of 1,000 barrels, which is equal to 42,000 U.S. gallons, based on an exchange of futures for physical delivery with an option to cash settle.

An exchange-traded futures contract, such as the underlier, is an agreement either to buy or sell a set amount of a specified grade of a physical commodity at a predetermined price, delivery location and delivery period (which is generally referred to as a “delivery month”), or to make and receive a cash payment based on changes in the price of the commodity. Generally speaking, the return on an investment in futures contracts is correlated with, but different from, the return on buying and holding physical commodities. The underlier is comprised solely of a commodity contract on a physical commodity traded on a futures trading facility.

The “first nearby” Brent crude oil contract refers to the Brent Crude Futures Contract next scheduled for settlement (contract with an expiration date, which is the date upon which trading of the commodity contract ceases, closest to the relevant date). The “second nearby” Brent crude oil contract refers to the next Brent crude oil contract scheduled for settlement immediately following the settlement of the first nearby Brent crude oil contract. Additional information about the Brent crude oil contract is available at the following website: https://www.theice.com/productguide/ProductDetails.shtml?specId=219. We are not incorporating by reference the website or any material it includes in this pricing supplement.

Trading in each first nearby Brent Crude Oil Contract ceases on the business day (a trading day which is not a public holiday in England and Wales) immediately preceding:

•	either the 15th day before the first day of the delivery month, if that 15th day is a business day; or

•	if that 15th day is not a trading day, the next preceding business day.

As set forth above, if the valuation date falls on or after the last trading day on which trading takes place for the first nearby Brent Crude Oil Contract, then the final price will be the settlement price of the second nearby Brent Oil Contract on the valuation date.

Historical Performance of the Underlier

The prices of the underlier have fluctuated in the past and may experience significant fluctuations in the future.  Any historical upward or downward trend in the official settlement prices of the underlier during any period shown below is not an indication that the price of the underlier is more or less likely to increase or decrease at any time during the term of the notes.

During the period from January 2, 2009 through March 7, 2012, there were 543 13-month periods, the first of which began on January 2, 2009 and the last of which ended on March 7, 2012.  In the case of the first nearby Brent crude oil contract, in none of these periods, the settlement price of the underlier on the final date of such period had decreased to less than its settlement price on the initial date of the period.  Therefore, during 0% of such 13-month periods, if you had owned securities with terms similar to the notes, you may have received less than the principal amount of such securities at maturity. (We calculated these figures using fixed 13-month periods, and did not take into account holidays or non-business days.)  See the section entitled “Risk Factors — Past Performance of the Underlier Is No Guide to Future Performance” on page PS-17 above.

The historical prices of the underlier are provided for informational purposes only.  You should not take the historical prices of the underlier as an indication of its future performance.  We cannot give you any assurance that the future performance of the underlier will result in your receiving an amount greater than the principal amount at maturity.  None of us, Goldman, Sachs & Co., or our or their respective affiliates makes any representation to you as to the performance of the underlier.  Moreover, in light of current market conditions, the trends reflected in the historical performance of the underlier may be less likely to be indicative of the performance of the underlier over the term of the notes than would otherwise have been the case.  The actual performance of the underlier over the term of the notes, as well as the amount payable at maturity, may bear little relation to the historical prices shown below.

The tables below show the high, low and final settlement prices of the first and second nearby Brent crude oil contracts for the four calendar quarters in 2009, 2010 and 2011 and the first calendar quarter of 2012 (through March 7, 2012). We obtained the settlement prices of the Brent crude oil contracts listed in the tables below from Bloomberg Financial Services, without independent verification.

       The historical prices of the first and second nearby Brent crude oil contracts reported below may not reflect the prices at which an Brent crude oil contract with the same delivery date as the futures contract used for your notes would have traded in the past.

Historical Prices of the First Nearby Brent Crude Oil Contract
(based on the settlement price of the next expiring Brent Crude Oil Contract in U.S. dollars)

	High (in $)	Low (in $)	Last (in $)
2009
Quarter ended March 31	53.50	39.55	49.23
Quarter ended June 30	71.79	48.44	69.30
Quarter ended September 30	75.51	60.43	69.07
Quarter ended December 31	79.69	67.20	77.93
2010
Quarter ended March 31	82.70	69.59	82.70
Quarter ended June 30	88.94	69.55	75.01
Quarter ended September 30	82.68	71.45	82.31
Quarter ended December 31	94.75	81.10	94.75
2011
Quarter ended March 31	117.36	93.33	117.36
Quarter ended June 30	126.65	105.12	112.48
Quarter ended September 30	118.78	102.57	102.76
Quarter ended December 31	115.00	99.79	107.38
2012
Quarter ending March 31 (through March 7, 2012)	126.20	109.81	124.12

Historical Prices of the Second Nearby Brent Crude Oil Contract
(based on the settlement price of the second next expiring Brent Crude Oil Contract in U.S. dollars)

	High (in $)	Low (in $)	Last (in $)
2009
Quarter ended March 31	54.95	40.75	50.56
Quarter ended June 30	72.55	49.60	69.90
Quarter ended September 30	75.83	60.66	69.80
Quarter ended December 31	80.45	68.04	78.65
2010
Quarter ended March 31	83.25	70.08	83.25
Quarter ended June 30	89.99	70.38	75.28
Quarter ended September 30	82.96	71.72	82.59
Quarter ended December 31	94.67	81.55	94.67
2011
Quarter ended March 31	117.20	70.08	83.25
Quarter ended June 30	126.12	70.38	75.28
Quarter ended September 30	118.54	71.72	82.59
Quarter ended December 31	113.84	81.55	94.67
2012
Quarter ending March 31 (through March 7, 2012)	124.96	109.71	123.55

SUPPLEMENTAL PLAN OF DISTRIBUTION

Royal Bank of Canada has agreed to sell to Goldman, Sachs & Co., and Goldman, Sachs & Co. has agreed to purchase from Royal Bank of Canada, the principal amount of the notes specified, at the price specified, on the cover page of this pricing supplement.  Goldman, Sachs & Co. intends to resell each note it purchases at the price to the public set forth on the cover page of this pricing supplement.  In the future, Goldman, Sachs & Co. or one of its affiliates, may repurchase and resell the notes in market-making transactions, with resales being made at prices related to prevailing market prices at the time of resale or at negotiated prices.  For more information about the plan of distribution, the distribution agreement and possible market-making activities, see “Supplemental Plan of Distribution” in the accompanying prospectus supplement.

We expect to deliver the notes against payment therefor in New York, New York on March 14, 2012, which is the fifth scheduled business day after the trade date.  Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise.  Accordingly, purchasers who wish to trade notes on any date prior to three business days before delivery will be required, by virtue of the fact that the notes will initially settle in five business days (T + 5), to specify alternative settlement arrangements to prevent a failed settlement.

SUPPLEMENTAL DISCUSSION OF CANADIAN FEDERAL INCOME TAX CONSEQUENCES

An investor should read carefully the description of material Canadian federal income tax considerations relevant to a Non-resident Holder owning debt securities under “Tax Consequences—Canadian Taxation” in the accompanying prospectus.

In the opinion of Norton Rose Canada LLP, our Canadian tax counsel, interest (including amounts deemed for purposes of the Income Tax Act (Canada) (“ITA”) to be interest) on a note that is paid or credited, or deemed for purposes of the ITA to be paid or credited, to a Non-resident Holder will not be subject to Canadian non-resident withholding tax, except in the circumstances described under “Tax Consequences—Canadian Taxation” in the accompanying prospectus.  If the underlier could be viewed as a proxy for the profit of Royal Bank of Canada, any interest paid or credited or deemed to be paid or credited on a note may be subject to Canadian non-resident withholding tax.

SUPPLEMENTAL DISCUSSION OF U.S. FEDERAL INCOME TAX CONSEQUENCES

The following, together with the discussion of U.S. federal income taxation in the accompanying prospectus and prospectus supplement, is a general description of the material U.S. tax considerations relating to the notes. It does not purport to be a complete analysis of all tax considerations relating to the notes. Prospective purchasers of the notes should consult their tax advisors as to the consequences under the tax laws of the country of which they are resident for tax purposes and the tax laws of the U.S. of acquiring, holding and disposing of the notes and receiving payments under the notes. This summary is based upon the law as in effect on the date of this pricing supplement and is subject to any change in law that may take effect after such date.

Supplemental U.S. Tax Considerations

The following section supplements the discussion of U.S. federal income taxation in the accompanying prospectus under “Tax Consequences – United States Taxation” and prospectus supplement under “Certain Income Tax Consequences – United States Taxation” with respect to U.S. holders (as defined in the accompanying prospectus).  Except as otherwise noted under “Non-U.S. Holders” below, it applies only to those U.S. holders who are not excluded from the discussion of U.S. federal income taxation in the accompanying prospectus. You should consult with your own tax advisor concerning the consequences of investing in and holding the notes.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW THE NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES.  AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN.  BECAUSE OF THE UNCERTAINTY, YOU SHOULD CONSULT YOUR TAX ADVISOR IN DETERMINING THE U.S. FEDERAL INCOME TAX AND OTHER TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In the opinion of our counsel, Morrison & Foerster LLP, it would generally be reasonable to treat the notes as pre-paid cash-settled derivative contracts in respect of the Underlier for U.S. federal income tax purposes, and the terms of the notes require a holder and us (in the absence of a change in law or an administrative or judicial ruling to the contrary) to treat the notes for all tax purposes in accordance with such characterization.  If the notes are so treated, a U.S. holder should generally recognize capital gain or loss upon the sale, exchange or maturity of the notes in an amount equal to the difference between the amount a holder receives at such time and the holder’s tax basis in the notes.  In general, a U.S. holder’s tax basis in the notes will be equal to the price the holder paid for the notes.  Capital gain recognized by an individual U.S. holder is generally taxed at preferential rates where the property is held for more than one year and is generally taxed at ordinary income rates where the property is held for one year or less.  The deductibility of capital losses is subject to limitations.

Alternative Treatments.  Alternative tax treatments of the notes are also possible and the Internal Revenue Service might assert that a treatment other than that described above is more appropriate.  For example, it would also be possible to treat the notes, and the Internal Revenue Service might assert that the notes should be treated, as a single debt instrument.  Such a debt instrument would be subject to the special tax rules governing contingent payment debt instruments.  If the notes are so treated, a holder would generally be required to accrue interest currently over the term of the notes even though that holder will not receive any payments from us prior to maturity.  In addition, any gain a holder might recognize upon the sale, exchange or maturity of the notes would be ordinary income and any loss recognized by a holder at such time would be ordinary loss to the extent of interest included in income in the current or previous taxable years in respect of the notes, and thereafter, would be capital loss.

Since the Underlier is a commodity futures contract, it is possible that the Internal Revenue Service could assert that Section 1256 of the Code should apply to your notes or a portion of your notes.  If Section 1256 of the Code were to apply to your notes, gain or loss recognized with respect to your notes (or the relevant portion of your notes) would be treated as 60% long-term capital gain or loss and 40% short-term capital gain or loss, without regard to your holding period in the notes.  You would also be required to mark your notes (or a portion of your notes) to market at the end of each year (i.e., recognize gain or loss as if the notes or the relevant portion of the notes had been sold for fair market value).

Since the Underlier periodically rolls, it is possible that the notes could be treated as a series of derivative contracts, each of which matures on the next rebalancing or roll date.  If the notes were properly characterized in such a manner, you would be treated as disposing of the notes on each roll date in return for new derivative contracts that mature on the next roll date, and you would accordingly likely recognize capital gain or loss on each roll date equal to the difference between your basis in the notes (which would be adjusted to take into account any prior recognition of gain or loss) and the fair market value of the notes on such date.

Because of the absence of authority regarding the appropriate tax characterization of the notes, it is also possible that the Internal Revenue Service could seek to characterize the notes in a manner that results in tax consequences that are different from those described above. For example, the Internal Revenue Service could possibly assert that any gain or loss that a holder may recognize upon the sale, exchange or maturity of the notes should be treated as ordinary gain or loss.

The Internal Revenue Service has released a notice that may affect the taxation of holders of the notes.  According to the notice, the Internal Revenue Service and the U.S. Treasury Department are actively considering whether the holder of an instrument such as the notes should be required to accrue ordinary income on a current basis, and they are seeking comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any.  It is possible, however, that under such guidance, holders of the notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis.  The Internal Revenue Service and the U.S. Treasury Department are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital and whether the special “constructive ownership rules” of Section 1260 of the Code might be applied to such instruments. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Backup Withholding and Information Reporting.  Please see the discussion under “Tax Consequences — United States Taxation — Information Reporting and Backup Withholding” in the accompanying prospectus for a description of the applicability of the backup withholding and information reporting rules to payments made on the notes.

Non-U.S. Holders. The following discussion applies to non-U.S. holders of the notes. A non-U.S. holder is a beneficial owner of a note that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, or a foreign estate or trust.

A non-U.S. holder will generally not be subject to U.S. federal income or withholding tax for amounts paid in respect of the notes, provided that (i) the holder complies with any applicable certification requirements, (ii) the payment is not effectively connected with the conduct by the holder of a U.S. trade or business, and (iii) if the holder is a non-resident alien individual, such holder is not present in the U.S. for 183 days or more during the taxable year of the sale, exchange or maturity of the notes.  In the case of (ii) above, the holder generally would be subject to U.S. federal income tax with respect to any income or gain in the same manner as if the holder were a U.S. holder and, in the case of a holder that is a corporation, the holder may also be subject to a branch profits tax equal to 30% (or such lower rate provided by an applicable U.S. income tax treaty) of a portion of its earnings and profits for the taxable year that are effectively connected with its conduct of a trade or business in the U.S., subject to certain adjustments.  Payments made to a non-U.S. holder may be subject to information reporting and to backup withholding unless the holder complies with applicable certification and identification requirements as to its foreign status.

As discussed above, alternative characterizations of the notes for U.S. federal income tax purposes are possible.  Should an alternative characterization, by reason of change or clarification of the law, by regulation or otherwise, cause payments on the notes to become subject to withholding tax, we will withhold tax at the applicable statutory rate.  The Internal Revenue Service has also indicated that it is considering whether income in respect of instruments such as the notes should be subject to withholding tax.  Prospective investors should consult their own tax advisors in this regard.

EMPLOYEE RETIREMENT INCOME SECURITY ACT

This section is only relevant to you if you are an insurance company or the fiduciary of a pension plan or an employee benefit plan (including a governmental plan, an IRA or a Keogh Plan) proposing to invest in the notes.

The Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and the Internal Revenue Code of 1986, as amended, prohibit certain transactions involving the assets of an employee benefit plan and certain persons who are “parties in interest” (within the meaning of ERISA) or “disqualified persons” (within the meaning of the Internal Revenue Code) with respect to the plan; governmental plans may be subject to similar prohibitions. Therefore, a plan fiduciary considering purchasing notes should consider whether the purchase or holding of such instruments might constitute a “prohibited transaction.”

Royal Bank of Canada and certain of its affiliates each may be considered a “party in interest” or a “disqualified person” with respect to many employee benefit plans by reason of, for example, Royal Bank of Canada (or its affiliate) providing services to such plans.  Prohibited transactions within the meaning of ERISA or the Internal Revenue Code may arise, for example, if notes are acquired by or with the assets of a pension or other employee benefit plan that is subject to the fiduciary responsibility provisions of ERISA or Section 4975 of the Internal Revenue Code (including individual retirement accounts and other plans described in Section 4975(e)(1) of the Internal Revenue Code), which we call collectively “Plans”, and with respect to which Royal Bank of Canada or any of its affiliates is a “party in interest” or a “disqualified person”, unless those notes are acquired under an exemption for transactions effected on behalf of that Plan by a “qualified professional asset manager” or an “in-house asset manager”, for transactions involving insurance company general accounts, for transactions involving insurance company pooled separate accounts, for transactions involving bank collective investment funds, or under another available exemption.  Section 408(b) (17) provides an additional exemption for the purchase and sale of notes and related lending transactions where neither the issuer of the notes nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of any Plan involved in the transaction and the Plan pays no more than “adequate consideration” in connection with the transaction.  The assets of a Plan may include assets held in the general account of an insurance company that are deemed to be “plan assets” under ERISA.  The person making the decision on behalf of a Plan or a governmental plan shall be deemed, on behalf of itself and the Plan, by purchasing and holding the notes, or exercising any rights related thereto, to represent that (a) such purchase, holding and exercise of the notes will not result in a non-exempt prohibited transaction under ERISA or the Internal Revenue Code (or, with respect to a governmental plan, under any similar applicable law or regulation) and (b) neither Royal Bank of Canada nor any of its affiliates is a “fiduciary” (within the meaning of Section 3(21) of ERISA) with respect to the purchaser or holder in connection with such person’s acquisition, disposition or holding of the notes, or any exercise related thereto or as a result of any exercise by Royal Bank of Canada or any of its affiliates of any rights in connection with the notes, and no advice provided by Royal Bank of Canada or any of its affiliates has formed a primary basis for any investment decision by or on behalf of such purchaser or holder in connection with the notes and the transactions contemplated with respect to the notes.

VALIDITY OF THE NOTES

In the opinion of Norton Rose Canada LLP, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the Indenture, and when the notes have been duly executed, authenticated and issued in accordance with the Indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or Québec, or the laws of Canada applicable therein, and will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada).  This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and Quebec and the federal laws of Canada applicable thereto.  In addition, this opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and certain factual matters, all as stated in the letter of such counsel dated March 6, 2012, which has been filed as Exhibit 5.1 to Royal Bank’s Form 6-K filed with the SEC on March 6, 2012.

In the opinion of Morrison & Foerster LLP, when the notes have been duly completed in accordance with the Indenture and issued and sold as contemplated by the prospectus supplement and the prospectus, the notes will be valid, binding and enforceable obligations of Royal Bank, entitled to the benefits of the Indenture, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability (including, without limitation, concepts of good faith, fair dealing and the lack of bad faith).  This opinion is given as of the date hereof and is limited to the laws of the State of New York.  This opinion is subject to customary assumptions about the Trustee’s authorization, execution and delivery of the Indenture and the genuineness of signatures and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated March 6, 2012, which has been filed as Exhibit 5.2 to the Bank’s Form 6-K dated March 6, 2012.